Press Information

FOR IMMEDIATE RELEASE

PINK SHEETS SYMBOL MXIM

Contact: Paresh Maniar
   Executive Director, Investor Relations
   (408) 470-5348

MAXIM PROVIDES UPDATE ON ITS RESTATEMENT

SUNNYVALE, CA–January 17, 2008–Maxim Integrated Products, Inc., (Pink Sheets: MXIM) issued the following statement today.

On January 31, 2007, Maxim Integrated Products, Inc. announced that it would need to restate certain historical financial statements to record additional stock-based compensation charges and that such financial statements should no longer be relied upon. At this time, Maxim expects to restate its financial statements from Fiscal 1997 through Fiscal 2005 and the related interim periods through March 25, 2006, and to record additional non-cash compensation expense during Fiscal 1997 through Fiscal 2006 in the estimated range of $550 to $650 million on a pre-tax basis and $360 to $425 million on an after-tax basis.

Maxim also announced that its estimated completion date of the restatement will be delayed from the first calendar quarter of 2008. The Company recently determined that the scope of the project must expand to include a review of stock options granted in years 1995 and 1996, and to conduct further analysis of certain aspects of stock option activity such as employees who either terminated their employ or changed their employment status. Based on these new requirements and the overall complexity of the project, Maxim currently estimates that the restatement will be completed in June 2008, but it cannot give assurances that it will meet this targeted completion date.

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The Company remains committed to working diligently with Deloitte & Touche LLP, its independent auditors, and Ernst & Young LLP, its former independent auditors, to complete the restatement and become current with its public filings as soon as possible.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including the statements concerning the scope and timing of its restatement activities; that the Company expects it will restate its financial statements from Fiscal 1997 through Fiscal 2005 and the related interim periods through March 25, 2006; that, for such period, the Company expects to record additional non-cash compensation expense, on a pre-tax basis, of between $550 to $650 million and, on an after-tax basis, of between $360 to $425 million; that the Company is working with independent auditors to complete its restatement and become current with its public filings as soon as possible; and that it estimates the review will be completed in June 2008. Actual results and outcomes could differ significantly from our current expectations due to a range of factors, including a change in the required scope of the restatement activities, the discovery of additional information relevant to the restatement, the application of accounting or tax principles in an unanticipated manner, and an unanticipated delay in the completion of the restatement or the preparation and filing of the Company's required reports with the SEC. For additional factors and risks, please refer to our SEC filings, including our Annual Report on Form 10-K for the fiscal year ended June 25, 2005, our Quarterly Report on Form 10-Q for the quarter ended March 25, 2006, as well as similar disclosures in subsequent SEC filings.

Maxim Integrated Products is a leading international supplier of quality analog and mixed-signal products for applications that require real-world signal processing.

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